UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                             SEC FILE NUMBER 1-11873
                                  CUSIP NUMBER
                           NOTIFICATION OF LATE FILING

       (Check One): |X|Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR

                       For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

K2 Digital, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

K2 Design, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

c/o Thomas G. Amon, 500 Fifth Avenue, Suite 1650
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
New York, NY 10110
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                           (a) The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

                           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
[x] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. Additional time is required to review the filing. The registrant does not anticipate any difficulty filing prior to April 15, 2005.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas Amon                  (212)              810-2430
--------------------------------------------------------------------------------
      (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                                 |X|Yes | |No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    |X|Yes | |No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant was a strategic digital services company that provided consulting and development services including analysis, planning, systems design and implementation. In August 2001, the registrant completed the sale of fixed and intangible assets essential to its business operations to Integrated Information Systems, Inc. Since that date, the Company has conducted no business and has been seeking a merger partner. Therefore, the registrant expects to report little or no income or business operations for the period ended December 31, 2004.


                                        K2 Digital, Inc.
                          --------------------------------------------
                          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 29, 2005               By /s/ Gary Brown
                                  -------------------------------------
                                  Gary Brown, President
                                  (Principal Financial and Accounting Officer)